

Keith Gallant · 3rd in

CMO at PersonalRX

Atlanta Metropolitan Area · 500+ connections · **Contact info**

 **PersonalRX**

 **The George Washing University**

Experience



Chief Marketing Officer

PersonalRX

Aug 2015 – Present · 5 yrs 3 mos

Johns Creek, Georgia

PersonalRX is a tech-enabled pharmacy that works to improve health outcomes for the 41 million Americans who take five or more medications daily. Our pharmacy delivers monthly shipments of pre-sorted medications in clearly labeled multi-dose packs.

In addition to dispensing in "adherence packaging," PersonalRX provides refill management and medication reconciliation services with no added costs.

My responsibilities include all aspects of building a national brand that conveys the ...**see mor**

 **PersonalRX**



Owner/President

essful

Dec 2009 – Nov 2016 · 7 yrs

Boca Raton, FL

Essful is a niche marketing firm that helps clients

growth. Together, we blend social media and tradi
engage with purpose.



Social Media Consultant

The Buzz Agency

Jun 2010 – Jun 2013 · 3 yrs 1 mo

Delray Beach, FL

Developed/implemented strategy & content for cli
goals/objectives.

Worked with inspired PR professionals and client (

Vice President

GBA Health Communications

Jan 2002 – Dec 2009 · 8 yrs

Boca Raton, Florida

Directed and managed public relations activities f
nutrition industries. Developed public relations ca
channels, including websites, social media, traditi

President and Founder

Roadrunner Restaurant Delivery, Inc.

1992 – 2001 · 9 yrs

Livingston, NJ

Launched my first company, Roadrunner - a resta
meals to homes and businesses in Essex County,

Partnering with local restaurants - from large national chains - Houlihan's, Romano's ...see mor

Show 1 more experience ⌄

Education



The George Washington University

B.A., Communications

1984 – 1988

Mountain High School

1981 – 1984

Skills & Endorsements

Social Media Marketing · 99+

 Endorsed by **Brian Hughes and 8 others who are highly**

Email Marketing · 89

 Endorsed by **Drug Rehab Marketing Charles Davis and**

Marketing · 59

Endorsed by **Gavin Robin and 1 other who is highly skill**

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